UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

10 April 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TPG Post announces future plans sorting centres, 10 April 2006

10 April 2006

TPG Post announces future plans sorting centres

TNT N.V. today announces the nature and scale of a planned reorganisation of TPG Post's letter sorting centres. The reorganisation is part of the Cost Flexibility Master Plan the company announced in 2001 to strengthen its efficiency and competitiveness. As a result of this part of the reorganisation, 1,000 to 1,100 full-time jobs will be shed between 2006 and 2008 at the six letter sorting centres (Amsterdam, Rotterdam, The Hague, Den Bosch, Zwolle and Nieuwegein).

The company has prepared a range of social measures to support its employees during this period of reorganisation. They include deploying employees more flexibly and actively assisting employees to find work outside the company. As a result, it is expected that only 250 of the jobs to be shed will result in redundancies, which will take place over the next two years.

The reorganisation will facilitate more efficient and flexible operations in response to the ongoing reduction of the number of postal items handled. This reduction stems from the substitution of conventional post by e-mail and the Internet as well as from competition in the Dutch postal market.

TPG Post intends to cushion the loss of jobs by ways of amongst others natural attrition through retirement and encouraging employees to move to other employers voluntarily. Employees who search for work outside the company will receive active support from TPG Post. They will be able to get training, counseling and financial support for this purpose.

Further details of the reorganisation will be firmed up in the coming months. The proposed measures are announced now to give all employees as much time as possible to find a good solution for their personal situation together with the company.

The Cost Flexibility Master Plan was developed in 2001 with the aim of structurally reducing costs by €370 million in the period up to year-end 2012. This reduction is necessary to be able to absorb the expected reduction of volume caused by substitution of postal items by e-mail and increasing competition. The Master Plans include reorganisations at Operations, Marketing & Sales and Overhead. Annualised savings achieved to-date are € 234 million and a total of 9,000 jobs have been eliminated TPG Post in the period from 2000 to 2006. The reorganisation at the sorting centres, announced today, is part of the plans to accomplish the remaining amount of the targeted savings.

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 161,000 people including the division Logistics which is intended to be divested). For 2005 the company reported € 10.1 billion in revenues (€ 13.6 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, and Frankfurt. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 10 April 2006